Exhibit 99.1

News Release

Suncor Energy to release first quarter 2025 financial results and hold Annual General Meeting

Calgary, Alberta (April 22, 2025) – Suncor Energy (TSX: SU) (NYSE: SU) will release its first quarter financial results on May 6, 2025 before 5:00 p.m. MT (7:00 p.m. ET).

A webcast to review the first quarter will be held on May 7, 2025 at 7:30 a.m. MT (9:30 a.m. ET). Representing management will be Rich Kruger, President and Chief Executive Officer and Kris Smith, Chief Financial Officer. A question and answer period with analysts will follow brief remarks from management. Troy Little, Senior Vice President, External Affairs will host the call.

To listen to the webcast please follow the instructions provided at https://www.suncor.com/en-ca/investors/events-and-presentations.

Annual General Meeting

Suncor will host its Annual General Meeting online at 10:30 a.m. MT (12:30 p.m. ET) on May 6, 2025.

To participate in the meeting, shareholders will need access to the internet for the full duration of the meeting. Detailed instructions for shareholders to participate in the meeting are provided at https://www.suncor.com/en-ca/investors/events-and-presentations. The event will be archived for 90 days.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading; offshore oil production; petroleum refining in Canada and the U.S.; and the company’s Petro-CanadaTM retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging EV stations). Suncor is developing petroleum resources while advancing the transition to a lower-emissions future through investments in lower emissions intensity power, renewable feedstock fuels and projects targeting emissions intensity. Suncor also conducts energy trading activities focused primarily on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:

(833) 296-4570

media@suncor.com

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com